UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42604

TMD Energy Limited

(Exact name of Registrant as specified in its charter)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Voting Results of the 2026 Annual General Meeting

TMD Energy Limited (the “Company”) held its 2026 annual general meeting (the “Meeting” or “Annual General Meeting”) of shareholders at 10:00 a.m. Malaysia time, October 7, 2026, at Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia. As of the record date of August 28, 2026, there were 23,565,000 Ordinary Shares, with each share entitled to 1 vote, representing a total of 23,565,000 shares and 23,565,000 total votes, constituting all of the outstanding voting securities of the Company. Holders of 19,625,182 ordinary shares voted, with 19,625,182 votes represented in person or by proxy. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of August 28, 2026 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One	RESOLVED as an ordinary resolution that:	19,417,360	205,378	2,444

(i) the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”):

(a) all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances;

(b) 10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon a transfer by the holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) of such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and

(c) 386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis;

(ii) the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

(iii) the registered office service provider of the Company (the “RO Provider”) be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Share Redesignation.

		For	Against	Abstain
Proposal Two

RESOLVED as a special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above:

(i) the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect in its entirety with immediate effect upon the passing of these special resolution; and

(ii) the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract hereof) with the Registrar.

		19,413,665	204,205	7,312

Proposal Three	3a. RESOLVED as an ordinary resolution that Dato’ Sri Kam Choy Ho be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	19,426,182	191,785	7,215

	3b. RESOLVED as an ordinary resolution that Dato’ Leong Yan Yoong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	19,426,190	191,777	7,215
	3c. RESOLVED as an ordinary resolution that Datin Fong Shiang Ng be re-elected as a director of the Company to serve for a three-year term or until she ceases to be a director in accordance with the articles of association of the Company then in effect.	19,416,762	201,205	7,215
	3d. RESOLVED as an ordinary resolution that Mr. Kok Chaw Leong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	19,421,719	196,248	7,215

Proposal Four	RESOLVED as an ordinary resolution that the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026 is hereby ratified and that the Board of Directors is hereby authorized to fix the remuneration of J&S.	19,421,132	197,803	6,247

Proposal Five	RESOLVED as an ordinary resolution that the chairman of the Annual General Meeting be and is hereby authorized to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above. To transact any other business of which due notice shall have been given in accordance with the Act and the Company’s amended and restated memorandum and articles of association (“M&A”).	19,414,643	203,043	7,496

Copy of the Second Amended and Restated Articles of Association is attached hereto as Exhibits 1.1. The Company also issued a press release on October 7, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association of the Company
99.1	Press Release dated October 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Director and Chief Executive Officer

Date: October 7, 2026